METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635

September 20, 2010
Via EDGAR
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jessica Baberich, Assistant Chief Accountant
          Wilson K. Lee, Staff Accountant
Re:	American Realty Investors, Inc. (Commission File No. 001-15663; CIK No. 0001102238) — Form 10-K for the fiscal year ended December 31, 2009 filed on March 31, 2010
Ladies and Gentlemen:
     On behalf of American Realty Investors, Inc., a Nevada corporation (“ARL”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of ARL in response to a letter of comment from the Staff of the Securities and Exchange Commission dated August 27, 2010. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.
     This letter is being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, Executive Vice President and Chief Financial Officer of ARL at 469-522-4238 direct.

Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Gene S. Bertcher Executive Vice President and Chief Financial Officer American Realty Investors, Inc. 1800 Valley View Lane, Suite 300 Dallas, Texas 75234

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated August 27, 2010 with respect to
Form 10-K for the fiscal year ended December 31, 2009
American Realty Investors, Inc.
Commission File No. 001-15663

     The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated August 27, 2010 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2009 of American Realty Investors, Inc. (the “Company” or “ARL”). For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text of each instrument where applicable.
Form 10-K for the Year Ended December 31, 2009
Financial Statements and Notes
Note 2 — Real Estate, pages 52 – 54
     Comment/Observation No. 1. We have considered your response to comment one and note that you have concluded that LK-Four Hickory, LLC (LKFH) is not a variable interest entity and that ARL would not be the primary beneficiary if it were a VIE. Please provide us with a detailed analysis supporting your conclusion that LKFH is not a VIE. As requested in our prior comment, please specifically discusss your retained risk and obligations compared to your proportionate interest in LKFH. Also, please provide us with the analysis supporting your conclusion that ARL would not be the primary beneficiary if it were a VIE.
     Response to Comment/Observation No. 1. Attached (exhibit 1) is the analysis supporting the conclusion that LK-Four Hickory, LLC (“LKFH”) is not a VIE. Further analysis (exhibit 2) concludes that American Reality Investors, Inc. (the “Company”) would not be the primary beneficiary if LKFH were a VIE. Included in the analysis is a discussion of the retained risks and obligations compared to the proportionate interest in LKFH. Based on the analysis, it is believed that the question of consolidation of LKFH is not appropriate or required and it is reiterated that the question of consolidation is not material to the financial statements of the Company, whether as a VIE or not. At December 31, 2009, the Company had total assets of $1.8 billion and total equity of $211 million. LKFH had assets of $40 million, liabilities of $29 million and equity of $11 million. ARL had an equity investment in LKFH of approximately $4 million. Since the Company accounts for its investment in LKFH on the equity method, ARL’s equity in earnings of LKFH is already included in ARL’s financial statements. Therefore, if LKFH were consolidated with the Company, the effect would be an increase in total assets and liabilities (including minority interest) of $36 million or approximately 2% with no effect on net income or shareholder’s equity.

1

     Comment/Observation No. 2. We note from your response that there are no provisions or other items that extend your risks beyond your initial investment plus or minus your 29% equity in earnings to date. Please confirm that the operating agreement explicitly caps your exposure to perform on any of the outlined terms to your investment interest in the entity and that you have no obligation to perform under these terms if your investment is reduced to zero.
     Response to Comment/Observation No. 2. The Operating Agreement of LKFH explicitly states in Section 6.6 that “No member shall be liable for the debts, liabilities, or obligations of the Company beyond such Person’s respective Capital Contributions.”
     Comment/Observation No. 3. In addition as requested in our prior comment, please tell us the consequences to you should you default on any of your obligations to LKFH.
     Response to Comment/Observation No. 3. The maximum consequences, should the Company default on any of its obligations to LKFH, is forfeiture of the 29% membership interest and the $4 million capital contribution as adjusted by the equity in earnings to date.
     Comment/Observation No. 4. Please advise us of the impact, if any, the adoption of ASU 2009-17 had on your evaluation of this entity for consolidation.
     Response to Comment/Observation No. 4. The adoption of ASU 2009-170 on January 1, 2010 had no effect on the Company’s conclusion that LKFH is not a VIE and not subject to consolidation. ASU 2009-17 also has no effect on the conclusion that the issue is not material to the financial statements of ARL.
     Comment/Observation No. 5. We have considered your response to comment two and note that you have concluded that the guarantees you have provided regarding operating shortfalls and changes in mortgage interest rates do not constitute retention of substantial risk and rewards of ownership because you consider the guarantees contingent in nature and remote in probability. Please cite the guidance in GAAP you relied upon which supports your conclusion which is based on probability of performance. In addition, you state that the terms of the LKFH operating agreement indicate that ARL is exposed to first dollar losses but that exposure is limited to ARL’s investment of $4 million; thus, it appears that there is a limit on your continuing involvement obligation. Please specifically tell us what consideration you gave to this maximum exposure to loss when determining the appropriate amount of gain to record at the time of sale.
     Response to Comment/Observation No. 5. As stated above, ARL’s exposure to future losses or obligations is limited to its $4 million equity investment. The operating shortfall and interest rate adjustment provisions are limited under this provision. Due to the immaterial amounts involved and the remote probability of performance, ARL does not consider these items retention of substantial risks or rewards of ownership. The Company applied “Accounting for Contingencies” (SFAS No. 5 / ASC 450) by analogy, which states that remote contingencies not reasonably estimated are not subject to accounting recognition or disclosure. The recording of deferred gain in this instance would be in essence recording inestimable remote contingencies in opposition to SFAS No. 5. Therefore, these items are not considered substantial elements of retained risk or rewards of ownership, and therefore, have no effect on the amount of gain recognition in these circumstances.

American Realty Investors, Inc.
Evaluation of LK-Four Hickory, LLC as a Variable Interest Entity (“VIE”)
December 31, 2009
Exhibit 1
1.	Does the reporting entity, American Realty Investors, Inc. (“ARI”) have arrangements with the entity, LK-Four Hickory, LLC ( “LKFH”) that meets the definition of a business for which any of the four conditions listed below exist?
The reporting entity, its related parties, or both, participated significantly in the entity’s design or redesign. Yes

By its design, substantially all of the entity’s activities either involve or are conducted on behalf of the reporting entity and its related parties. No

The reporting entity and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of financial support to the entity. No

The entity’s activities are primarily related to securitizations or other forms of asset-backed financing agreements or single-lessee leasing arrangements. No
If yes, go to step 2.

If no, further consideration of FIN 46 is not required.

2.	Is the entity with which the reporting entity has an arrangement a legal entity? Yes If yes, go to step 3.

If no, further consideration of FIN 46 is not required.

3.	Do any of the other scope exceptions in FIN 46 apply to the other entity (Para. 4 of FIN 46)? No If no, go to step 4.

If yes, further consideration of FIN 46 is not required.

4.	Is it apparent that the reporting entity’s interest in the other entity would not be a significant variable interest and neither the reporting entity nor its related parties and de facto agents participated significantly in the design or redesign of the other entity (Para 6 of FIN 46)? ARI’s interest is not significant but ARI did participate in the design of LKFH.

If no, go to step 5.

If yes, Further consideration of FIN 46 is not required.

5.	Does the reporting entity have an explicit or implicit variable interest in the other entity? [Para. 2.c. of FIN 46 and FSP FIN 46(R)-5]? Yes, the operating short fall agreement and possibly others. The operating shortfall agreement, while a variable interest, is only remotely expected to effect ARI’s proportional interest in LKFH and only in an insignificant amount. Other possible variable interests are considered remote in nature.

If yes, go to step 6.

If no, further consideration of FIN 46 is not required.
DETERMINING WHETHER LKFH IS A VARIABLE INTEREST ENTITY
6.	By design, is the level of equity investment at risk in the entity sufficient to permit the entity to operate on its own without additional subordinated financial support? (Para. 5.a. of FIN 46) Yes
Entity has demonstrated that it can finance its activities without additional subordinated financial support.

The entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support.
If yes, go to step 7.

If no, the entity is a VIE. Go to step 11.

7.	By design, do the holders of the equity investment at risk, as a group, have the direct or indirect ability to make decisions about the entity’s activities that significantly impact the entity’s success? [Para. 5.b.(1). of FIN 46] Yes, the equity holders have direct ability to make decisions regarding the entity through voting rights.

If yes, go to step 8.

If no, the entity is a VIE. Go to step 11.

8.	By design, do the holders of the equity investment at risk, as a group, have the obligation to absorb the entity’s expected losses? [Para. 5.b.(2). of FIN 46] Yes, by design, the equity holders absorb all the expected losses.

If yes, go to step 9.

If no, the entity is a VIE. Go to step 11.

9.	By design, do the holders of the equity investment at risk, as a group, have the right to receive the entity’s expected residual returns? [Para. 5.b.(3). of FIN 46] Yes, by design, the equity holders receive all the expected residual returns.

If yes, go to step 10.

If no, the entity is a VIE. Go to step 11.

10.	By design, do some of the equity investors in the entity have disproportionate voting rights compared to their economic interests and do substantially all of the entity’s activities involve, or are they conducted on behalf of, an investor with a disproportionately small voting interest? (Para. 5.c. of FIN 46) No, the equity investors have proportionate voting rights compared to their economic interests and the activities of the entity are conducted on behalf of both investors proportionate to their equity interests and voting rights.

If no, entity is not a VIE. Further consideration of FIN 46 is not required.

If yes, the entity is a VIE. Go to step 11.
CONCLUSION: LKFH is not a VIE.

American Realty Investors, Inc.
Evaluation of LK-Four Hickory, LLC as a Variable Interest Entity (“VIE”)
December 31, 2009
Exhibit 2
In the interest of being conservative, the following analysis was performed.
DETERMINING THE NATURE OF THE RELATIONSHIP WITH THE POTENTIAL VIE
11.	Do related parties, de facto agents, or de facto principals of the reporting entity also have variable interests in the VIE? Yes

If yes, go to step 12.

If no, go to step 14.

12	If the variable interests in the VIE held by the reporting entity and its related parties were combined and held by a single party, would that party be the primary beneficiary of the VIE? No, analysis concludes that the 71% owner, LimKwang Nevada, Inc. (“LK Nevada”) would be the primary beneficiary in LKFH if it were a VIE in that it will absorb the majority of the expected losses and residual gains of the entity.

If yes, go to step 13.

If no, consolidation is not required. Go to step 15.

13.	Is the reporting entity the member of the related-party group that is most closely associated with the VIE? No, American Reality Investors, Inc. is not most closely associated with LKFH.

If yes, consolidation is required.

If no, consolidation is not required. Go to step 15.

14.	In situations where related parties, de facto agents, or de facto principals of the reporting entity do not have additional variable interests in the VIE, is the reporting entity the primary beneficiary of the VIE? (Paras. 14—15 of FIN 46) No, ARI would not the primary beneficiary of LKFH if it were a VIE

If yes, consolidation is required.

If no, consolidation is not required. Go to step 15.

15.	Does the entity hold a significant variable interest in a VIE without being the primary beneficiary? (Para. 24 of FIN 46) N/A, because LKFH is not a VIE, but if it were, ARI’s interests are not significant.

If yes, consolidation is not required. However, the reporting entity must include certain disclosures related to it’s investment in the VIE.

If no, further consideration of FIN 46 is not required
CONCLUSION: ARI would not be the primary beneficiary if LKFH was a VIE.